 Code of Ethics of Harrell Hospitality Group, Inc.

Executive officers of Harrell Hospitality Group, Inc. (the "Corporation) - including the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, and the Chief Operating Officer (collectively, the "Executive Officers") hold an important and elevated role in corporate governance. Executive Officers have both the responsibility and authority to protect, balance, and preserve the interests of all corporate stakeholders, including shareholders, clients, employees, suppliers, and citizens of the communities in which business is conducted. Executive Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Corporation and by demonstrating the following:

I. Honest and Ethical Conduct

  Executive Officers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that:

  Encourage and reward professional integrity in all aspects of the Corporation, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the Corporation or those affiliated with it.
  Prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interest of the Corporation and what could result in material personal gain for an Executive Officer or a particular stakeholder or affiliate of a particular stakeholder in the Corporation.
  Provide a mechanism for employees, directors and vendors to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.
  Demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the finance organization and the audit committee.

II. Financial Records ad Periodic Reports

  Executive Officers will establish and manage the Corporation transaction and reporting systems and procedures to ensure that:

  Business transactions are properly authorized and completely and accurately recorded in the Corporation's books and records in accordance with Generally Accepted Accounting Principles ("GAAP") and establish corporate financial policy.
  The retention or proper disposal of Corporation records shall be in accordance with established corporate financial policies and applicable legal and regulatory requirements.
  Periodic financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will quickly and accurately determine their significance and consequence.
  III. Compliance with Applicable Laws, Rules and Regulations
  Executive Officers will establish and maintain mechanisms to:
  Educate employees and directors about any federal, state or local statute, regulation or administrative procedure that affects the operation of the finance aspects of the business and the Corporation generally.
  Monitor the compliance of the Corporation with any applicable federal, state or local statute, regulation or administrative rule.
  Identify, report and correct in a swift and certain manner, any detected deviation from applicable federal, state or local statute or regulation.